

Mail Stop 3561

June 29, 2007

Mr. Timothy E. Kullman
Chief Financial Officer
Dick's Sporting Goods, Inc.
300 Industry Drive
RIDC Park West
Pittsburgh, Pennsylvania 15275

> **Re: Dick's Sporting Goods, Inc.**
> **Item 4.02 Form 8-K**
> **Filed June 5, 2007**
> **File No. 1-31463**

Dear Mr. Kullman:

      We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated June 21, 2007. Our review resulted in the following additional comments.

Form 8-K Filed June 5, 2007

1.   We reviewed your response to comment one from our letter dated June 7, 2007. Regarding your accounting policies for construction allowances received prior to a store's grand opening where you are deemed the owner during the construction period and which qualifies for sale-leaseback accounting upon completion of construction, please explain to us your basis for presenting cash received prior to the grand opening as operating cash inflows and your basis for reclassifying amounts previously reflected in operating cash flows to proceeds from sale-leaseback transactions in investing cash flows. It appears to us that the reduction in the non-cash obligation for construction in progress – leased facilities (or deferred construction allowances) upon a sale-leaseback transaction should be reported as a non-cash investing activity. Regarding the effect of restatement on previously filed financial statements, please explain to us in further detail why the correction to properly eliminate the non-cash activity for construction allowances which affected changes in accounts receivable and deferred construction allowances in operating activities also had an effect on capital expenditures in investing activities. Also, it appears that your description of the non-mathematical classification errors in your response differs from the description

contained in Form 8-K. As requested in our initial comment, please consider amending the filing to provide a more detailed description of the facts underlying the classification errors and your conclusion that previously issued financial statements should not be relied upon. Refer to Item 4.02(a)(2) of Form 8-K.

2.   In future periodic filings please consider identifying and describing your accounting policies in regard to your sale-leaseback transactions, EITF 97-10 and your related cash flow presentation. Refer to paragraph 12 of APB 22. To the extent material, please also consider providing the disclosures required by paragraphs 17 and 18 of SFAS 98.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant